                                                  ----------------------------
                                                           OMB APPROVAL
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   5   )*
                                          ------

                            Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067-10-9
          --------------------------------------------------------
                                (CUSIP Number)
                          Curtis M. Coward, Esquire
                  McGuire, Woods, Battle & Boothe, L. L. P.
          8280 Greensboro Drive, Suite 900, McLean, Virginia  22070
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                   3-10-95
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                                 Page 2  of 8  Pages

- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3
            Not applicable
- -------------------------------------------------------------------------------
         Source of Funds*
    4
            Not applicable
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(e)                                             / /


            Not applicable
- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       6,149,946
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8
                                       1,000,000
         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       6,149,946
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                       1,100,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                                       7,149,946
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                                       60.4%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                                       IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                                PAGE  3  of 8  PAGES
            -----------------                                   ---   ---
- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            The Philip T. Cunningham
            Grantor Retained Annuity Trust I

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3
            Not applicable
- -------------------------------------------------------------------------------
         Source of Funds*
    4
            Not applicable
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(e)                                             / /


            Not applicable
- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7

          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8
                                       1,000,000
         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9

         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                       1,000,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11

- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                                       8.45%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                    00
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages



    This Amendment No. 5 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Philip T. Cunningham, who is a citizen of the United States and whose business address is 3601 Eisenhower Avenue, Alexandria, Virginia 22304, and The Philip T. Cunningham Grantor Retained Annuity Trust I.

         Mr. Cunningham's present principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of MICRODYNE. During the last five (5) years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cunningham is the sole trustee of the above-referenced trust, which was formed under the laws of the state of Virginia. The trust was given shares of common stock of MICRODYNE, and holds stock as trust property on behalf of the beneficiaries thereof.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding to the end of the Item the following:

                 As of December 14, 1994, Philip T. Cunningham transferred to Philip T. Cunningham, as Trustee on behalf of The Philip T. Cunningham Charitable Remainder Annuity Trust, 350,000 shares of MICRODYNE Common Stock. The purpose of transfer of shares of the trust, and the subsequent sale of the stock by the trust, is to provide the Recipient under this trust an annuity amount designated in the trust document, and to provide certain designated charitable organizations with whatever principal and income of the trust is remaining upon the death of the Recipient.

                 As of July 1, 1994, Philip T. Cunningham delivered and transferred to Philip T. Cunningham, Trustee of The

                                                               Page 5 of 8 Pages



         Philip T. Cunningham Grantor Retained Annuity Trust I, 1,000,000 shares of MICRODYNE common stock to have and hold such property to pay the settler of the trust an annuity amount specified in the trust, and to provide distributions to the settlers' children, or their lineal descendants on the terms and conditions set forth in the trust document.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

                 a. The aggregate number of shares of MICRODYNE common stock beneficially owned by Mr. Cunningham is 7,149,946, and the percentage of MICRODYNE common stock owned by Mr. Cunningham is 60.4%. Mr. Cunningham has sole power to the common stock owned by him, except for (i) 100,000 shares which Mr. Cunningham has sole voting power and shared dispositive power and (ii) 1,000,000 shares of the common stock of MICRODYNE, held by him as trustee of the Philip T. Cunningham Grantor Retained Annuity Trust I, and voted by him as trustee. Mr. Cunningham, as trustee to the Charitable Remainder Annuity Trust held 350,000 shares of the common stock of MICRODYNE, for which he retained voting power. All shares held by the Charitable Remainder Annuity Trust have been sold in the following transactions:

                 Date      Number of Shares  Price Per Share
                 ----      ----------------  ---------------
                 1/19/95           33,000          $13.68
                 1/20/95           25,000          $13.35
                 1/23/95           10,000          $12.875
                 1/24/95           33,000          $12.897
                 2/07/95           30,000          $12.6875
                 2/08/95           36,000          $13.215
                 2/22/95          100,000          $12.75
                 2/23/95           50,000          $12.75
                 2/28/95           33,000          $12.25

                          All transactions were effected through Tucker,
                 Anthony, Incorporated, a market maker in MICRODYNE securities.

                 b. Pursuant to the terms of the Escrow Agreement described in Item 6, of Schedule 13D dated 6/21/91, Mr. Cunningham agreed to retain certain of the shares of MICRODYNE common stock reflected

                                                               Page 6 of 8 Pages



                 in this statement. Those shares have been released from such escrow, as of June 1994.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Philip T. Cunningham, individually, serves as the trustee of the Philip T. Cunningham Charitable Remainder Annuity Trust, and the Philip T. Cunningham Grantor Retained Annuity Trust I. As trustee, he is vested with voting power, as well as dispositive powers in connection with the shares which are or were the property of the trust. Furthermore, pursuant to the terms of the Philip T. Cunningham Grantor Retained Annuity Trust I, Philip T. Cunningham may replace the shares of MICRODYNE common stock with property of equal value, and remove such common stock from the trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following was filed as exhibits:

         An agreement in writing permitting the filing of this statement on behalf of Philip T. Cunningham and the Philip T. Cunningham Grantor Retained Annuity Trust I.

                                                               Page 7 of 8 Pages



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date:  March 10, 1995




                                              /s/ Philip T. Cunningham
                                              ------------------------------
                                              Philip T. Cunningham

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


         In accordancee with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common shares of Microdyne Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such Joint Filing. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement.




Dated: March 10, 1995             By:/s/ Philip T. Cunningham
                                     --------------------------------
                                     Philip T. Cunningham


                                  Philip T. Cunningham, Grantor
                                  Retained Annuity Trust One



Dated: March 10, 1995             By:/s/ Philip T. Cunningham
                                     --------------------------------
                                     Philip T. Cunningham
                                     Sole Trustee



Dated: March 10, 1995             By:/s/ Philip T. Cunningham
                                     --------------------------------
                                     Philip T. Cunningham

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                                                  hours per response ... 14.90
                                                  ----------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   4   )*
                                          ------

                            Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067-10-9
          --------------------------------------------------------
                                (CUSIP Number)
           Curtis M. Coward, Esq., McGuire, Woods, Battle & Boothe
          8280 Greensboro Drive, McLean, Virginia    703/712-5385
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                              February 18, 1994
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                                PAGE  2  of 3  PAGES
            -----------------                                   ---   ---
- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3
            Not applicable
- -------------------------------------------------------------------------------
         Source of Funds*
    4
            Not applicable
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(e)


            Not applicable
- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       7,499,946
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8

         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       7,399,946
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                         100,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   7,516,616
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   63.1%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 3 Pages


        This Amendment No. 4 to the Schedule 13D relates to the common stock, par value $. 10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 207 S. Peyton Street, Alexandria, Virginia 22314.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is amended by adding to the end of the Item the following:

              On February 18, 1994, Mr. Cunningham sold 1,540,054 shares of common stock to MICRODYNE for an aggregate purchase price of $8,470,297 pursuant to the Stock Purchase Agreement (the "Agreement") attached as Exhibit 3 to Amendment No. 3 to this Schedule 13-D. The purchase price of $5.50 per share was the same as the price paid to shareholders who participated in the issuer tender concluded on the same date.

              Mr. Cunningham may dispose of additional shares in the future depending upon his evaluation of the factors described in the first paragraph of this Item.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: February 18, 1994.


                                        /s/ PHILIP T. CUNNINGHAM
                                        -------------------------
                                        Philip T. Cunningham

                                                          OMB APPROVAL
                                                  OMB Number:        3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3 )*
                                            ---

                             Microdyne Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  595067-10-9
                      ------------------------------------
                                 (CUSIP Number)

            Curtis M. Coward, Esq., McGuire, Woods, Battle & Boothe

             8280 Greensboro Drive, McLean, Virginia  703/712-5385
- ------------------------------------------------------------------------------
(Name. Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 4, 1994
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                                 Page 2  of 4  Pages

- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3
            Not applicable
- -------------------------------------------------------------------------------
         Source of Funds*
    4
            Not applicable
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(e)                                             / /


            Not applicable
- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       9,040,000
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8

         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       8,940,000
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                         100,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                                       9,040,000
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                                       64.4%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                                       IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages



         This Amendment No. 3 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 207 S. Peyton Street, Alexandria, Virginia 22314.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding to the end of the Item the following:

                 On January 4, 1994, Mr. Cunningham and MICRODYNE entered into the Stock Purchase Agreement attached as Exhibit 3 to this statement, pursuant to which MICRODYNE has agreed to purchase from Mr. Cunningham the number of common shares representing an aggregate purchase price of $7,680,000 at the same purchase price per share to be paid to shareholders participating in the issuer tender offer further described in Schedule 13E-4 filed with the Securities Exchange Commission on January 4, 1994 ("Tender Offer"). In the event that the total purchase price of the shares purchased by MICRODYNE in the Tender Offer is less than $4,320,000, at MICRODYNE's election, it may also purchase from Mr. Cunningham the additional number of shares at the same purchase price per share representing the difference between $4,320,000 and the actual aggregate purchase price of shares purchased in the Tender Offer.

                 Mr. Cunningham may dispose of additional shares in the future depending upon his evaluation of the factors described in the first paragraph of this Item.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding the following the end of the Item:

                 On August 30, 1993, Mr. Cunningham and Robert L. Cantor, a director of MICRODYNE, cancelled the Option Agreement dated October 7, 1991, and entered into a new Option Agreement pursuant to which Mr. Cunningham granted to Mr. Cantor the right to acquire up to 100,000 shares of the common stock owned by Mr. Cunningham. The new Option Agreement is attached as Exhibit 4 to this statement.

                                                              Page 4 of 14 pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to add the following:

                 (3) Stock Purchase Agreement dated January 4, 1994 between MICRODYNE and Philip T. Cunningham.

                 (4) Stock Option Agreement dated August 30, 1993 made by Philip T. Cunningham in favor of Robert L. Cantor.




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  January 7, 1994.



                                              /s/ Philip T. Cunningham
                                           ------------------------------
                                           Philip T. Cunningham

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:       August 31, 1991
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   2   )*
                                          ------

                            Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067-10-9
          --------------------------------------------------------
                                (CUSIP Number)
           Curtis M. Coward, Esq., McGuire, Woods, Battle & Boothe
8280 Greensboro Drive, McLean, Virginia  22102                     703-712-5385
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 24, 1992
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                                PAGE  2  of 5  PAGES
            -----------------                                   ---   ---
- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3

- -------------------------------------------------------------------------------
         Source of Funds*
    4
            P
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(E)



- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       9,040,000
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8

         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       8,940,000
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                         100,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   9,040,000
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   65.9%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages



         This Amendment No. 2 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 207 S. Peyton Street, Alexandria, Virginia 22314.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding to the end of the Item the following:

                 As discussed in Item 5, from February 18, 1992, to the date of this Amendment, Mr. Cunningham sold 210,000 shares of MICRODYNE common stock. On February 24, 1992, Mr. Cunningham determined not to make further sale of shares during the "window period" which commenced February 18, 1992 and ends March 3, 1992. Mr. Cunningham may dispose of additional shares in the future depending upon his evaluation of the factors described in the first paragraph of this Item.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

                 The aggregate number of shares of MICRODYNE common stock owned by Mr. Cunningham is 9,040,000, and the percentage of MICRODYNE common stock owned by Mr. Cunningham is 65.9%. Mr. Cunningham has sole power to vote and sole power to dispose of all of the MICRODYNE common stock owned by him, except for 100,000 shares subject to an option described in Item 6, below, as to which Mr. Cunningham has sole voting power and shared dispositive power. Pursuant to the terms of the Escrow Agreement described in Item 6, Mr. Cunningham has agreed to retain certain of the shares of MICRODYNE common stock reflected in this statement.

                 During the past 60 days, Mr. Cunningham effected the following transactions:

                                  Number of                         Price Per
      Date                         Shares                             Share
      ----                         ------                             -----
     2/18/92                       10,000                             $12.00

     2/21/92                      100,000                              11.25

     2/24/92                      100,000                              11.25

                                                               Page 4 of 5 Pages



                 All transactions were effected through Morgan Stanley & Co. Incorporated, a market maker in MICRODYNE securities.

                                                               Page 5 of 5 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  February 25, 1992.



                                              /s/ PHILIP T. CUNNINGHAM
                                              ---------------------------
                                              Philip T. Cunningham

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:       August 31, 1991
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   1   )*
                                          ------

                            Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067-10-9
          --------------------------------------------------------
                                (CUSIP Number)
           Curtis M. Coward, Esq., McGuire, Woods, Battle & Boothe
     8280 Greensboro Drive, McLean, Virginia  22102          703-712-5385
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                              February 21, 1992
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067-10-9                              PAGE  2  of  10  PAGES
            -----------------                                 ---    ----
- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /


- -------------------------------------------------------------------------------
         SEC Use Only
    3

- -------------------------------------------------------------------------------
         Source of Funds*
    4
           P
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(E)



- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       9,140,000
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8

         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       9,040,000
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                         100,000
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                  9,140,000
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   66.6
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages



         This Amendment No. 1 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 207 S. Peyton Street, Alexandria, Virginia 22314.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding to the end of the Item the following:

              On February 18, 1992, Mr. Cunningham filed with the Securities and Exchange Commission a Form 144 setting forth his intention to sell 400,000 shares of Microdyne common stock. Subject to the factors described in the first paragraph of this Item, Mr. Cunningham intends to effect further sales of Microdyne common stock, up to the amount set forth in his Form 144, during Microdyne's "window period" which commenced February 18, 1992 and ends March 3, 1992, and during any subsequent window period which occurs during the 90 day period following February 18, 1992.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

                 The aggregate number of shares of MICRODYNE common stock owned by Mr. Cunningham is 9,140,000, and the percentage of MICRODYNE common stock owned by Mr. Cunningham is 66.6%. Mr. Cunningham has sole power to vote and sole power to dispose of all of the MICRODYNE common stock owned by him, except for 100,000 shares subject to an option described in Item 6, below, as to which Mr. Cunningham has sole voting power and shared dispositive power. Pursuant to the terms of the Escrow Agreement described in Item 6, Mr. Cunningham has agreed to retain certain of the shares of MICRODYNE common stock reflected in this statement.

                 On February 18, 1992, Mr. Cunningham sold 10,000 shares of MICRODYNE common stock at a price of $12.00 per share and, on February 21, 1992, Mr. Cunningham sold 100,000 shares at a price of $11.25. All transactions were effected through Morgan Stanley & Co. Incorporated, a market maker in MICRODYNE securities. Other than the transactions described in the preceding

                                                              Page 4 of 10 Pages



         sentences, Mr. Cunningham has not effected any transactions in MICRODYNE common stock during the past 60 days.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding the following to the end of the Item:

              On October 7, 1991, Mr. Cunningham and Robert L. Cantor, a director of MICRODYNE, entered into an option Agreement pursuant to which Mr. Cunningham granted to Mr. Cantor the right to acquire up to 100,000 shares of the common stock owned by Mr. Cunningham (the "Option Agreement"). The Option Agreement provides, among other things, that Mr. Cantor may not exercise his right to acquire shares prior to January 1, 1992, and also provides that Mr. Cantor's right to acquire shares vests in accordance with the following schedule: 33,334 shares on October 7, 1991, and an additional 33,333 shares on each of October 30, 1992 and October 30, 1993. Unvested options may be earlier terminated if Mr. Cantor is discharged as financial advisor to Mr. Cunningham. The preceding description of the Option Agreement is intended only as a summary; the Option Agreement is attached as
         Exhibit 2 to this statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to add the following:

                 (2)     Option Agreement dated October 7, 1991 made by Philip
         T. Cunningham in favor of Robert L. Cantor.

                                                              Page 5 of 10 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:    February 24, 1992.



                                                 /S/ PHILIP T. CUNNINGHAM
                                                 ----------------------------
                                                 Philip T. Cunningham

                                                  ----------------------------
                                                           OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number:        3235-0145
                                                  Expires:     August 31, 1991
                                                  Estimated average burden
                                                  hours per response ... 14.90
                                                  ----------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.       )*
                                          ------

                                MICRODYNE CORP
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067109
          --------------------------------------------------------
                                (CUSIP Number)

CHRISTOPHER M. MAGINNISS, 207 S. PEYTON ST. ALEXANDRIA, VA  22314   703-739-0500
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                   6/21/91
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.     595067109                                  PAGE  2  of 7  PAGES
            -----------------                                   ---   ---
- -------------------------------------------------------------------------------
         Name of Reporting Person
    1    S.S. or I.R.S. Identification No. of Above Person

            Philip T. Cunningham
            ###-##-####

- -------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*               (a)/ /
    2                                                                    (b)/ /
            Not Applicable

- -------------------------------------------------------------------------------
         SEC Use Only
    3

- -------------------------------------------------------------------------------
         Source of Funds*
    4
            OO - OTHER CONSIDERATION
- -------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    5     to Items 2(d) or 2(e)                                             / /


            Not applicable
- -------------------------------------------------------------------------------
         Citizenship or Place of Organization
    6
            United States Citizen
- -------------------------------------------------------------------------------
          NUMBER
                                   Sole Voting Power
            OF                7
                                       9,250,000
          SHARES             --------------------------------------------------
                                   Shared Voting Power
       BENEFICIALLY           8
                                       None
         OWNED BY            --------------------------------------------------
                                   Sole Dispositive Power
           EACH               9
                                       9,250,000
         REPORTING           --------------------------------------------------
                                   Shared Dispositive Power
          PERSON              10
                                       None
           WITH
- -------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   9,250,000
- -------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

                   Not Applicable
- -------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   68.6%
- -------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN - INDIVIDUAL
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 7 Pages

Item 1. Security and Issuer.

        This statement relates to the common stock, par value $0.10 per share, of MICRODYNE Corporation ("MICRODYNE"), the principal executive offices of which are located at 207 S. Peyton Street, Alexandria, Virginia 22314.

Item 2. Identity and Background.

        The person filing this statement is Philip T. Cunningham, who is a citizen of the Unitied States and whose business address is 207 S. Peyton Street, Alexandria, Virginia 22314.

        Mr. Cunningham's present principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of MICRODYNE. Mr. Cunningham has not, during the last five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and amount of Funds or Other Consideration.

        Mr. Cunningham, formerly the sole stockholder of Federal Technology Corporation, a Virginia corporation ("FTC"), acquired the shares of MICRODYNE common stock reflected in this statement in exchange for his FTC common stock as a result of the merger of MICRODYNE and FTC (the "Merger"). The Merger was approved by the stockholders of MICRODYNE on June 20, 1991, and became effective June 21, 1991.

Item 4. Purpose of Transaction.

        Mr. Cunningham intends to continuously review his position with respect to MICRODYNE. Although Mr. Cunningham has no present plans to immediately dispose of any of the shares of MICRODYNE common stock reflected in this statement, depending upon the market for MICRODYNE shares and his evaluation of other factors, such as MICRODYNE'S results of operations, financial condition and prospects, and the value of MICRODYNE relative to other investment alternatives and general economic and political conditions, Mr. Cunningham may determine to dispose of a portion of the shares of MICRODYNE common stock now owned or hereafter acquired by Mr. Cunningham.

                                                               Page 4 of 7 Pages


           In disposing of the MICRODYNE common stock reflected in this statement, depending on a variety of factors including, without limitation, those referred to in the preceding paragraph, Mr. Cunningham may elect to effect a secondary distribution of any or all of such shares pursuant to a registration statement under the Securities Act of 1933. In the absence of such registration, Mr. Cunningham will be required to sell his MICRODYNE common stock in complinace with Rule 144 under the Securities Act of 1933.

           Pursuant to the terms of the Escrow Agreement described in Item 6, Mr. Cunningham has agreed to retain certain of the shares of MICRODYNE common stock reflected in this statement. In addition, the Escrow Agreement may require the estate or legal representative of Mr. Cunningham to dispose of certain shares of MICRODYNE common stock owned by Mr. Cunningham in the event of the death of Mr. Cunningham.

            Mr. Cunningham has no present plans which relate to or would result in any extraordinary transaction involving MICRODYNE (including a sale or transfer of a material amount of MICRODYNE's assets), changes in the Board of Directors, management, present capitalization, dividend policy, business or corporate structure of MICRODYNE, or similar actions.

ITEM 5.     INTEREST IN SECURITES OF THE ISSUER.

            The aggregate number of shares of MICRODYNE common stock owned by Mr. Cunningham is 9,250,000, and the percentage of MICRODYNE common stock owned by Mr. Cunningham is 68.6%. Mr. Cunningham has sole power to vote and sole power to dispose of all of the MICRODYNE common stock owned by him. Pursuant to the terms of the Escrow Agreement described in Item 6, Mr. Cunningham has agreed to retain certain of the shares of MICRODYNE common stock reflected in this statement. Mr. Cunningham has not affected any transactions in MICRODYNE common stock during the past 60 days, other than the acquisition of MICRODYNE common stock in connection with the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The merger agreement between FTC and MICRODYNE required that FTC have in place at the closing of the Merger a binder for a life insurance policy on Mr. Cunningham in the amount of $5,000,000. FTC and MICRODYNE agreed, due to the disproportionate cost of such insurance, to substitute for the policy the Escrow Agreement.

                                                              Page 5 of 7 Pages



dated June 21, 1991 among Mr. Cunningham, MICRODYNE and Hunton & Williams (the "Escrow Agent"). The following description of the Escrow Agreement is intended only as a summary; the Escrow Agreement is attached as Exhibit 1 to this statement.

          Pursuant to the Escrow Agreement, Mr. Cunningham delivered to the Escrow Agent at the closing of the Merger certificates representing 500,000 shares of MICRODYNE common Stock (the "Initial Escrowed Shares"). Mr. Cunningham agreed to retain sole beneficial interest in the "Escrowed Shares" (which term is defined to include the Initial Escrowed Shares plus any further shares required to be deposited with the Escrow Agent by the Escrow Agreement) until the "Termination Date."

          The "Termination Date" is defined in the Escrow Agreement to mean the earlier of (i) the third anniversary date of the Escrow Agreement, (ii) a "change in control" (as defined in the Escrow Agreement) of MICRODYNE, (iii) the date of death of Mr. Cunningham or (iv) the date MICRODYNE obtains at its expense a life insurance policy of Mr. Cunningham in the amount of $5,000,000 payable to MICRODYNE as the sole beneficiary and with at least a one-year term.

          The market value of the Escrowed Shares is to be reevaluated on or about every January 2 and July 1 of each year, commencing January 2, 1992 (a "Reevaluation Date"). On each Reevaluation Date, the Escrow Agency is required to determine the market value of the Escrowed Shares based upon the average closing price of the MICRODYNE common stock for the 15 business days prior to the Reevaluation Date. If the market value of the Escrowed Shares is less than $5,000,000, Mr. Cunningham is required to deposit with the Escrow Agent certificates representing that number of full shares of MICRODYNE common stock with a market value at least equal to the difference between $5,000,000 and the market value of the Escrowed Shares. If the market value of the Escrowed Shares exceeds $5,500,000, that number of full shares which most closely represents the excess of the market value over $5,500,000 is required to be returned to Mr. Cunningham.

          For the purposes of complying with his obligations to deliver shares under the Escrow Agreement, Mr. Cuningham is required to retain registered in his name, free and clear of all liens, claims or other encumbrances, certificates representing 300,000 shares of MICRODYNE common stock (the "Reserved Shares"). The Reserved Shares are in addition to the Initial Escrowed Shares. Mr. Cunningham also agreed to retain sole beneficial interest in the Reserved Shares until the Termination Date. Notwithstanding the foregoing, the Escrow Agreement provides that the number of Escrowed Shares and Reserved
Shares at any given time shall not exceed 1,250,000.

                                                              Page 6 of 7 Pages



If the termination Date is the third anniversary of the date of the Escrow Agreement, or if the Escrow Agreement is terminated for any reason other than the death of Mr. Cunningham, the Escrow Agent is required to release the Escrowed Shares to obligations under the Escrow Agreement.

              If the Termination Date is the date of death of Mr. Cunningham, the Escrow Agent is required to perform a final evaluation of the market value of the Escrowed Shares based upon the average closing price of the MICRODYNE common for 15 business days beginning on the fifth business day after the public announcement of the death of Mr. Cunningham. If the market value of the Escrowed Shares is less than $5,000,000, the estate or legal representative of Mr. Cunningham is required to deposit with the Escrow Agent certificates representing that number of full shares of MICRODYNE common stock with a market value at least equal to the difference between $5,000,000 and the market value of the Escrowed Shares. The Escrowed Shares, plus any shares required to be delivered by the estate or legal representative of Mr. Cunningham, then become the sole property of MICRODYNE and may be retained or disposed of as determined by the Board of Directors of MICRODYNE. The Escrow Agreement provides that the number of Escrowed Shares plus the number of shares required to be delivered by the estate or legal representative of Mr. Cunningham shall not exceed 1,250,000. If the market value of the Escrowed Shares exceeds $5,500,000, that number of full shares which most closely represents the excess of the market value over $5,000,000 is required to be returned to the estate or legal representative of Mr. Cunningham, and all of the Escrowed
Shares not returned to Mr. Cunningham become the sole property of MICRODYNE and may be retained or disposed of as determined by the Board of Directors of MICRODYNE.

            Mr. Cunningham has the sole and exclusive right to vote the Escrowed Shares and to receive dividends and other distributions on the Escrowed Shares until the Termination Date.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            (1) Escrow Agreement dated June 21, 1991 among Mr. Cunningham, MICRODYNE and Hunton & Williams.

                                                             Page 7 of 7 Pages



SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date:  June 28, 1991.




                                             /s/ PHILIP T. CUNNINGHAM
                                          ----------------------------------
                                                 Philip T. Cunningham